File Number: 55802-47

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

August 14, 2009

DELIVERED
MAILSTOP NO. 4561

United States Securities and Exchange Commission
100F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Ms. Kathleen Collins, Division of Corporation Finance

Dear Sirs/Mesdames:

PNI Digital Media Inc. (formerly known as Photochannel Networks, Inc.)
Form 20-F for the Year Ended September 30, 2008
Filed on January 20, 2009
File No. 000-30148

We write on behalf of PNI Digital Media Inc. (formerly know as Photochannel Networks, Inc.) (the "Company") in response to the Staff's letter of June 29, 2009 (the "Comment Letter") signed by Ms. Kathleen Collins, Accounting Branch Chief, Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

On behalf of the Company, we are furnishing to the Commission herewith via the EDGAR system a draft Amendment No. 1 (the "Form 20-F Amendment") to the Company's annual report for the year ended September 30, 2008 on Form 20-F. The amendments in the Form 20-F Amendment have been redlined to show the changes from the Company's original 20-F filing. This redlined copy, as well as a clean copy, of the Form 20-F Amendment will be enclosed with the couriered copy of this letter.

In addition, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the redlined copy of the draft Form 20-F Amendment. The disclosure changes described below have been made in the draft Form 20-F Amendment transmitted herewith, and will be made in the actual Form 20-F Amendment when filed with the Commission. The Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Capitalized terms used herein and not defined, have the same meanings given such terms in the draft Form 20-F Amendment.

Form 20-F for the Year Ended September 30, 2008

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 34

1.         Tell us and consider providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas where we believe additional discussion would enhance your disclosures. Indicate how the reporting units are identified and goodwill is allocated to the reporting units. Explain how the estimated fair value of each reporting unit is determined and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Describe how your analysis includes reconciling your market capitalization to the aggregate fair value of all your reporting units. Describe how you estimate a control premium and indicate how that is factored into your analysis. Also, tell us the annual goodwill impairment assessment date. Further, tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142. We refer you to Item 5.A of Form 20-F and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350.

The Company provides the following additional information in response to your request for a more enhanced discussion of the estimates and assumptions included in the Company's assessment and evaluation of goodwill impairment:

The reporting units identified for goodwill impairment testing are the operating segments of the Company. There are no further components below the Company's operating segments which constitute businesses for which discrete financial information is available and management regularly reviews the operating results in accordance with FAS 142.30, due to the manner in which the Company is managed internally and financial information is presented.

Goodwill that arose from the Company's acquisition of Pixology was allocated to each of the reporting units that were expected to benefit as a direct result of the transaction. This allocation was made using a "with or without" approach. The Company determined the fair value of both reporting units assuming the acquisition had occurred and had not occurred. The incremental fair value resulting from these calculations were used to allocate the goodwill to the two reporting units using a relative fair value approach. The Company submits that this method is consistent with the guidance in FAS 142.35.

The estimated fair value of the reporting units was arrived at by using different methods for each reporting unit. For the Pixology reporting unit, an income approach was used which is consistent with the valuation techniques outlined in FAS 142.25. For the Pixology reporting unit, management developed its best estimate of the expected future cash flows from the business over the remaining expected life of Pixology. Management determined that the expected remaining life of Pixology was limited and accordingly no terminal value was determined. The cash flows developed were discounted using a discount rate of 24% which the Company considered to be commensurate with the risks and uncertainties inherent in the business and the related cash flows. For the Photochannel reporting unit, the Company started with a preliminary estimate of fair value. The preliminary estimate used the quoted market value less the fair value determined for the Pixology reporting unit. Since this calculation resulted in preliminary fair value of approximately 2.5 times the carrying value of the net assets allocated to the Photochannel reporting unit, management concluded further analysis was not required. In making this assessment the Company did not include a control premium in its analysis.

The Company submits that it did not prepare a reconciliation of the fair values of the reporting units to the market capitalization of the Company because, as noted above, the Company did not prepare a detailed valuation of the Photochannel reporting unit.

The goodwill impairment assessment date was September 1, 2008.

In response to your request that the Company explain how its evaluation of goodwill impairment complies with paragraphs 19 through 22 of FAS 142, the Company submits the following:

With regards to paragraph 19, as noted above, the Company compared the estimates of the fair value of each of the reporting units to the carrying value of assets and liabilities assigned to each reporting unit. It was determined that the carrying value of the Pixology reporting unit exceeded its fair value and the second step was completed as noted below. With respect to the Photochannel reporting unit, it was determined that the estimated fair value would exceed the carrying value by a significant amount and no further analysis was required.

For the Pixology reporting unit, the Company determined the implied fair value of goodwill by allocating the estimated fair value of the reporting unit determined in the first step to each of the respective assets and liabilities that existed at the measurement date, in accordance with the guidance in FAS 141, Business combinations. This process was consistent with the guidance in FAS 142.21. Consequently, it was determined that the carrying amount of goodwill exceeded the implied fair value and that excess was recognized as an impairment loss, in accordance with FAS 142.20.

Paragraph 22 of SFAS 142 was not applicable to the Company at the time as the second step of the goodwill impairment test was completed before the financial statements were issued.

In view of your comments, the Company has expanded its disclosure of critical estimates in its revised Form 20-F as follows (page 33 of the Form 20-F Amendment):

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to our reporting units that are expected to benefit from the synergies of the business combination. The reporting units identified for goodwill impairment testing are the operating segments of the Company due to the manner in which the Company is managed internally and financial information is presented.

Goodwill that arises from the Company's acquisitions is allocated to each of the reporting units that are expected to benefit as a direct result of the transaction. This allocation is made using a "with or without" approach which involves determining the fair value of each reporting unit assuming the acquisition had occurred and had not occurred. The incremental fair value resulting from these calculations is then used to allocate the goodwill to the reporting units using a relative fair value approach.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value.

An impairment loss, if any, would be recognized as a separate line item in the statement of earnings.

Regarding the Company's acquisition of Pixology Limited, the Company carries out an annual impairment test on September 1 of each year. In carrying out the annual impairment test during the year ended September 30, 2008, the estimated fair value of the reporting units was arrived at by using different methods for each reporting unit. For the Pixology reporting unit, an income approach was used. This approach involved management developing its best estimate of the expected future cash flows from the business over the remaining expected life of Pixology. Management had determined that the expected remaining life of Pixology was limited and accordingly no terminal value was determined. The cash flows developed were discounted using a discount rate of 24% which the Company considered to be commensurate with the risks and uncertainties inherent in the business and the related cash flows. For the Photochannel reporting unit, the Company started with a preliminary estimate of fair value. The preliminary estimate used the quoted market value less the fair value determined for the Pixology reporting unit. Since this calculation resulted in preliminary fair value of approximately 2.5 times the carrying value of the net assets allocated to the Photochannel reporting unit, management concluded further analysis was not required. In making this assessment the Company did not include a control premium in its analysis.

Liquidity and Capital Resources, page 45

2.          In addition to disclosures already provided, your discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes. In this regard, your liquidity discussion should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of historical cash flows and should not be a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350 regarding your MD&A disclosures.

The Company is expanding its disclosures under the heading "Liquidity and Capital Resources" as follows (page 43 of the Form 20-F Amendment):

As at September 30, 2008, the Company had negative working capital of $2,477,914 compared to positive working capital of $4,117,841 as at September 30, 2007 and working capital of $2,088,763 at September 30, 2006. The cash and cash equivalents on hand, at September 30, 2008 were $2,670,988 compared to $7,405,034 at September 30, 2007 and $2,022,015 at September 30, 2006.

During the year ended September 30, 2008, the Company's cash and cash equivalents decreased by $4,734,046. A number of events arose during the year which explains this reduction in cash:

•        The Company won, through competitive bid processes a number of new and significant customers. Before any revenue could be earned from these customers however, it was necessary for the Company to hire additional staff members and build several new custom online photo sites for them. This resulted in significant recruitment and salary costs being incurred by the Company, all of which were funded out of existing cash reserves and cash generated from ongoing operations.

•        In order to ensure the Company could handle the expected volume of transactions arising from its new customers and also to place it in a position that would allow it to expand in future years, a second Canadian datacenter was established in Toronto. This involved purchasing a large amount of additional storage, servers and related infrastructure and was funded through a combination of cash reserves and a capital lease. Cash reserves of $4,762,168 were used for this purpose, while additional financing of approximately $1,500,000 was obtained through a capital lease.

The large capital investment program was substantially completed during the second quarter of the current year, although a further investment in long-term storage capacity is planned with the Company committed at September 30, 2008 to purchase items totalling $1,487,260. This further investment, which will be funded through cash flows generated from ongoing operations, is expected to provide the Company with sufficient capacity to handle expected transactional volumes throughout the remainder of 2008, including the traditionally busy holiday period and through the first half of fiscal 2009.

The majority of up front development work for our new customers was completed towards the end of the Company's third quarter. As a result of this, revenue began to be generated during the fourth quarter, although due to the credit terms in place with these customers, cash physically collected during the fiscal year was minimal. Cash flows generated by the Company in future periods is expected to be sufficient to meet all ongoing day to day requirements. However, in order to assist the Company to meet its immediate cash flow requirements, a short-term loan facility of $943,450 was provided by an existing shareholder during the latter part of the fiscal year.

From an operational perspective, during the year ended September 30, 2008, the Company recorded net cash outflows from operations of $571,905. This is in contrast to net cash outflows from operations of $3,995,859 in fiscal 2007 and $2,001,485 in fiscal 2006. Despite the large payments made in respect of recruitment and salary costs as the Company developed new online photo sites for customers, there was an improvement in the current year. This was a direct result of increased revenue being earned from existing customers as they actively marketed their online photo sites during the year and the positive impact a number of new customers made to the business towards the latter part of fiscal 2008. The Company expects that these results will be improved further once the full benefit of its new customers are included for a meaningful period of time and expects to be able to generate positive cash flows from operations in future periods.

Management has carefully considered the Company's current financial situation and is confident, that following on from these major investments made during the year-ended September 30, 2008, it is now in a position to begin realizing improved results on an ongoing basis. Management has prepared a detailed plan which covers the period through the end of fiscal 2009 and beyond. This plan shows a continued emphasis on improving the quality of the products offered to retail partners and their customers with the aim of driving continued strong organic growth, whilst simultaneously focusing on cost control measures which will result in improved operating results.

The Company's ability to meet its plans is dependent upon its ability to continue to generate revenues sufficient to cover its operating costs and capital requirements in an industry that is characterized by rapid technological change. There is no assurance that the Company will be successful in achieving these objectives.

Although the global economy, and in particular the economic conditions in both North America and the United Kingdom, our two most significant markets, has suffered significant downturns in recent months, with consumer confidence being reported to be at record lows, the Company has not, to date, experienced any decline in consumer purchasing through their hosted websites. Further weakening of global economic conditions could impact the achievement of management's plans to the extent that our retail partners are negatively impacted, resulting in an overall decline of printed photographs and gift products.

In past years, the Company has relied on its ability to raise additional financing through the sale of common shares in order to fund its rapid expansion and growth plans. The recent problems seen in the global credit markets has resulted in a drastic reduction in the ability of companies to raise capital through the public markets and while management does not plan on raising any additional funds through this channel, should circumstances change in the future, its ability to do so may be impaired.

Item 15. Controls and Procedures

Internal Control Over Financial Reporting, page 70

3.          We note from your disclosures that your "Chief Executive Officer and Chief Financial Officer have concluded that, as at September 30, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file are recorded, processed, summarized and reported within the appropriate time periods and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The disclosure under the heading "Disclosure Controls and Procedures" is being amended and expanded as follows (page 71 of the Form 20-F Amendment):

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report, being September 30, 2008. This evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of September 30, 2008, due to the existence of the material weakness in our internal control over financial reporting as described below.

4.          In light of the fact that a material weakness existed with respect to accounting for goodwill and intangible assets, please explain and disclose in reasonable detail the basis for your officers' conclusions that the Company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

The Company acknowledges that it was inappropriate for the Company's Chief Executive Officer and the Company's Chief Financial Officer to have concluded that the Company's disclosure controls and procedures were effective as of September 30, 2008, in light of the existence of the disclosed material weakness in the Company's internal control over financial reporting. As noted above in the Company's response to Comment 3, the Company has amended the disclosure in the Form 20-F Amendment under the heading "Disclosure Controls and Procedures".

5.          We note your disclosure regarding the material weakness identified as of September 30, 2008. Tell us more about the material weakness along with your consideration for a more comprehensive and transparent description of the material weakness in your internal controls. Tell us when the material weakness was identified, by whom it was identified and when the material weakness first began. Additionally, based on your disclosure, it is not clear whether the material weakness impacted your financial statements or resulted in any adjustments to your financial statements. Tell us the impact the material weakness and significant deficiencies had on your financial statements. In this regard, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company's books and records and its financial statements as a result of the material weakness. Further, tell us whether the material weakness had any impact on, or resulted in, a revision to the Company's accounting for the Pixology acquisition.

The material weakness resulted in an incorrect application of GAAP which required an audit adjustment. Management had not been aware of the specific accounting guidance for assessing, recognizing and measuring impairments of goodwill and intangible assets. Accordingly, management had not developed processes and procedures that were consistent with the GAAP guidance.

Management initially allocated the entire amount of goodwill and intangible assets to the Pixology reporting unit, whereas FAS 142 requires that the intangible assets that would be employed by the PhotoChannel reporting unit be included in that reporting unit. Further under FAS 144, those intangible assets would be grouped with other assets held and used at the lowest level for which identifiable cash flows are largely independent. That grouping would have been the PhotoChannel reporting unit. In addition, the Company's procedures failed to allocate the goodwill to the reporting units expected to benefit from the synergies of the combination as required by FAS 142. This required a reallocation of the goodwill between the Pixology and PhotoChannel reporting units. Further, the Company did reflect the goodwill and intangibles assets in the functional currency of respective reporting units for testing purposes.

Post-closing adjustments reduced the amount of goodwill impairment that was initially recorded, as it was determined that the amount relating to the PhotoChannel reporting unit ($1,026,534) was not impaired and also there was an adjustment to the amount of foreign exchange loss recorded through other comprehensive income upon translation of the self-sustaining subsidiary's books ($573,175). The adjustments did affect certain disclosures previously made as to total assets and goodwill included in the respective segments.

The material weakness was identified during the audit of the Company's financial statements for the year ended September 30, 2008 by the Company's external auditors. Since the allocation of the purchase price was only completed during the fourth quarter of 2008, the material weakness did not impact any financial statements prior to that date.

These adjustments did not have any impact or result in any revision to the Company's accounting for the Pixology acquisition. As noted above, the purchase allocation process was only completed in the fourth quarter of 2008.

6.          Please describe further the steps taken to remediate the material weakness. We note that the Company adopted and applied a new methodology for the allocation of goodwill and intangible assets between entities. Please describe further what you mean by "new methodology" and tell us when you implemented these remediation efforts. In this regard, please confirm that your disclosures meet the requirements of Item 15(d) of Form 20-F.

The "new methodology" mentioned regarding the allocation of goodwill and intangible assets refers to the changes in the accounting treatment noted in the Company's response to Comment 5, above. In addition, the Company has adopted a policy of seeking additional guidance from independent third parties in areas of complex accounting in order to reduce the risk of similar issues arising in the future. This policy was adopted subsequent to the date of release of the Company's annual financial statements which was on January 13, 2009. The Company is continuing to assess the effectiveness of this policy change and whether the control weakness has been remedied.

In order to comply with Item 15(d) of Form 20-F, and to further explain the impact of the changes by the Company, the disclosure under the heading Internal Control Over Financial Reporting is being amended and expanded as follows (page 69 of the Form 20-F Amendment):

The adoption of the new methodology regarding the allocation of goodwill and intangible assets between entities, which we believe has addressed the material weaknesses that we identified in our internal control over financial reporting as of September 30, 2008, is a change which we consider will materially affect our internal controls over financial reporting, in that it has been developed in order to eliminate the possibility of a similar material weakness arising in future periods.

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies

(l) Revenue

7.          Tell us what consideration you gave to describing the specific accounting literature that is applicable to your various revenue transactions pursuant to paragraph 12 of APB 22. Further, tell us what consideration you gave to disclosing how you determine that each of the identified revenue recognition criteria have been met for each material type of transaction.

The Company's primary financial statements are prepared in accordance with Canadian GAAP which does not require reference to specific accounting sections when describing revenue recognition accounting policies, but rather a clear and concise description of the significant policies being followed, as set out in CICA Handbook section 1505, Disclosure of Accounting Policies. The Company submits that it disclosed all material variations from US GAAP, as required under Item 18 of Form 20-F, in the US GAAP reconciliation which was included as note 22 to the consolidated financial statements.

The Company submits that it has indicated the general criteria for revenue recognition which applies to all revenue arrangements in the third paragraph of the revenue policy note and as such, believes that the factors to consider the criteria for persuasive evidence of an arrangement, and collection being reasonable assured are self evident. In the fourth paragraph of the revenue policy note the Company indicated the nature of the price by using words such as "fixed upfront fees", "monthly fixed fees", "fees based on a percentage of the customer's revenue" and "based on storage capacity needs". The Company submits that those words adequately describe the timing of the payment and the extent to which it may be fixed or variable. The same paragraph also clearly indicates the timing of recognition for each separate revenue flow. Accordingly, the Company further submits that the revenue policy note adequately describes the criteria used to recognize revenue. However, the Company will reconsider the description of their accounting policies for revenue recognition when they prepare their financial statements for the year ended September 30, 2009.

8.          We note that the Company sells software to retailers, which is resold to end users to edit, share and order prints from digital images. Tell us what consideration you gave to the applicability of SOP 97-2 to your revenue arrangements that include these software sales. In this regard, please clarify for us how software is utilized by your customers in the context of your typical arrangements and explain how you considered footnote 2 and paragraph 2 of SOP 97-2 and EITF 03-5 when determining the appropriate revenue recognition model. Tell us whether software is incidental and not essential to the functionality of the non-software items. Also, describe the nature of any post-contract customer support.

The Company understands that in Comment 8 you are referring to the accounting policy note that states that the Company sells software to retailers which is then resold to end users. Sales from this source represented approximately 3% of the Company's total sales during 2008 which the Company submits is immaterial. These transactions involved providing a version of the Company's software on recordable CD's for one specific retailer who then sold those CD's on to end consumers at the same time as providing them with digital copies of their photographs. The software allowed users to edit and view their photographs as well as upload them back to the retailer's website and order additional prints. When considering the appropriate accounting treatment for these sales, the Company considered the requirements of SOP 97-2, and in particular, paid close attention to delivery terms, fees payable and the likelihood of collection and rights of return of items delivered. The Company provided no post-contract customer support and the cost of providing the software on the blank CD's was insignificant.

9.          To the extent your transactions involve multiple elements, your disclosure should identify all elements included in each significant type of sales transaction and explain how you determine whether elements should be considered separate units of accounting or combined with other elements. Clearly explain how you allocate revenue to each accounting unit, tell us how you determine the fair value for each unit, and for each unit describe how you meet the relevant revenue recognition criteria that are referred to in your policy. Your disclosures should be robust and specific to the applicable guidance such as SAB Topic 13, EITF 00-21, and SOP 97-2.

In the second paragraph of the revenue policy note, the Company indicated that its arrangements include multiple elements. For these arrangements, there are generally three accounting units as follows: (a) internet/software services; (b) hardware installation services; (c) storage and archiving services; and (d) professional services (if applicable). The Company recognizes that this may not be clear as the note refers to "the unit of accounting" and it may be difficult to separate the various units of accounting as presented. The Company will clarify this in subsequent filings.

In these multiple elements, the Company provides its customers with access to software to acquire digital content, create content transactions and distribute the content for production. Essentially, the Company hosts on-line aspects of their customers' photo processing labs. The Company's customers do not obtain the contractual right to take possession of the software. Accordingly, in accordance with EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware, the hosting arrangement is not within the accounting requirements of SOP 97-2. Accordingly, the Company submits that the accounting for multiple elements is governed by EITF 00-21. Under Canadian GAAP, the Company applies EIC 142, Revenue Arrangements with Multiple Deliverables, which is virtually identical to EITF 00-21.

The pricing for internet/software services includes upfront fixed fees included in installation fees, monthly fees included in membership fees and variable fees included in transaction fees. The hardware installation fees include a portion of the fixed fees included in installation fees. Storage and archiving fees are variable fees included in archive fees. Professional services are hourly fees included in other services.

The transaction fees and storage and archive fees are contingent in nature and are accounted for when earned. In some cases, where there is no fixed term, the membership fees would also be contingent and only recognized when earned.

The fair value of internet/software services, professional services and hardware installation services is determined by reference to pricing charged for such services when sold separately. Each of the pricing components of the software/internet services are compared to vendor-specific objective evidence to support that pricing is within a reasonable range. Based on those factors, the Company allocates fees on a relative fair value basis consistent with EITF 00-21.

For the internet/software services, the Company recognizes revenue as service is provided by recognizing the fixed fee over the expected period of service (contracted period or expected life of the customer which usually ranges between 24 to 36 months), which is consistent with the guidance in the response to question 2 of SAB 104.A.3.f. The Company recognizes the monthly fees in the month they are earned and the transaction fees which are variable in the amount earned. The Company has access to customer information to determine the amount of transaction fees to recognize the revenue earned.

For storage and archive fees, the Company recognizes revenue based on capacity used and length of time. The Company has customer information to determine the amount of these fees as the service is provided.

For professional fees, the revenue is recognized on the basis of hours of service provided.

In the preparing its 2009 annual financial statements, the Company will revise its revenue accounting policy for multiple elements to clarify the units of accounting, the allocation of consideration to each unit of accounting and the revenue recognition methods applied for each unit of accounting.

10.        We note that certain arrangements include service level agreements, which may require the Company to refund a portion of the fee earned. Please explain further the terms of arrangements that allow for potential refunds and describe your revenue recognition policy for these arrangements. Specifically, address how you determine that you met the fixed and determinable criteria at the time of revenue recognition.

Only one of the Company's contracts includes a service level agreement which could require the Company to refund a portion of the fee earned. Under the terms of this agreement, service levels are assessed at the end of each month and if they are not met, a reduced fee would be billed for that month. Invoices for the most recently completed month are rendered shortly after month-end, ensuring that any adjustments are reflected in the billing. The Company recognizes the net fee billed as revenue for the month. Since the Company recognizes revenue on internet/software services on a monthly basis, by the month end, the fee is determinable.

11.        Please explain further the "amounts due to customers" that is included in accounts payable and accrued liabilities.

The "amounts due to customers" are made up of a number of items. Two groups of items represent 99% of the balance disclosed.

One group of items relates to volume rebates which have been accrued in accordance with the guidance included in Canadian GAAP in Emerging Issues Committee Abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products). This guidance conforms to EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The company applies the guidance in Issue 6 of EITF 01-9. The Company makes a reasonable estimate of the amount of future rebates and recognizes the rebate as a reduction of revenue based on a systematic and rational allocation of the cost of honouring the rebates earned. These accrued amounts are paid out to customers periodically rather than deducted from accounts receivable balances with those customers.

The second group of items relates to cash which the Company collected on behalf of a small number of customers it had during fiscal 2008 as the Company ran those customers' online photo sites and photo kiosks on their behalf. This money was received into designated merchant bank accounts controlled by the Company. The liability represents the net proceeds due to the customers which are paid to them on a regular basis.

Note 22. Reconciliation to Accounting Principles Generally Accepted in the United States of America

a) Statements of Loss and Comprehensive Loss

12.        Please tell us how you considered Rule 5-03(b) of Regulation S-X in classifying goodwill impairment charges as a non-operating expense versus including such charges in loss from operations.

The Company classified the goodwill impairment loss in its statement of loss and comprehensive loss based on specific guidance in Canadian GAAP in CICA Handbook section 3062, Goodwill and other intangible assets, paragraph 49, which requires the aggregate amount of goodwill impairment losses to be presented as a separate line in the income statement before extraordinary items and discontinued operations. Equivalent guidance is contained in FAS 142.43. Accordingly, the Company submits that there is no material variation between the two sets of accounting principles that would have required it to make any additional disclosures to comply with Item 18 of Form 20-F.

Item 19. Exhibits

Exhibit 23.1. Consent of PricewaterhouseCoopers LLP

13.        Please amend to include the consent of the independent public accounting firm that issued its consent to the incorporation by reference of the Company's September 30, 2008 Form 20-F in the registration statement on Form F-10/A relating to the consolidated financial statements and the effectiveness of internal control over financial reporting.

The Company's auditors provided the Company with the appropriate consent on January 13, 2009, as noted under Exhibit 23.1; however the Company failed to include the consent in its EDGAR submission. In the amended form 20-F, the Company is including the consent issued by its auditors on January 13, 2009. The Company has not asked its auditors to update their consent as there have been no modifications made to the financial statements included in the Form 20-F/A.

*     *     *

Please note that in addition to this response letter, the Company has submitted, as EDGAR correspondence, a statement acknowledging that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Comment Letter, which the Company has found helpful.

Yours truly,

"Daniel D. Dex"

Daniel D. Dex
for LANG MICHENER LLP

cc:     PNI Digital Media Inc.
         Attention: Simon Bodymore